SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 1-12733

Tower Automotive Union 401(k) Plan

Tower Automotive, Inc.

27175 Haggerty Road
Novi, Michigan 48377

Tower Automotive Union 401(k) Plan

Financial Report

December 31, 2004

Tower Automotive Union 401(k) Plan

Contents
Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Schedule of Assets Held at End of Year	Schedule 1

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Tower Automotive Union 401(k) Plan
Novi, Michigan

We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Union 401(k) Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Union 401(k) Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Grand Rapids, Michigan
May 9, 2005

Tower Automotive Union 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Participant-directed investments:
Pooled separate account	$12,773,202	$11,371,097
Mutual funds	47,141,331	39,879,805
Money market fund	106,834	150,119
Tower Automotive, Inc. common stock	2,245,003	2,893,372
Participant loans	4,857,490	3,786,055

Total participant-directed investments	67,123,860	58,080,448

Receivables:
Employer contributions	21,223	354,381
Employee contributions	93,798	124,437

Total receivables	115,021	478,818

Net Assets Available for Benefits	$67,238,881	$58,559,266

See Notes to Financial Statements.

Tower Automotive Union 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions to Net Assets
Investment income:
Interest and dividends	$802,327	$605,737
Net appreciation (depreciation) in fair value of investments in:
Mutual funds	3,553,070	7,521,624
Pooled separate account	466,568	456,760
Tower Automotive, Inc. common stock	(1,958,516)	1,239,827

Total investment income	2,863,449	9,823,948

Contributions:
Employer	2,876,296	1,850,118
Employee	6,284,714	6,002,638
Rollover	83,923	22,295

Total contributions	9,244,933	7,875,051

Total additions	12,108,382	17,698,999

Deductions from Net Assets
Benefits paid directly to participants	3,261,163	2,096,883
Administrative expenses	89,693	44,969

Total deductions	3,350,856	2,141,852

Net Increase in Net Assets Prior to Transfers	8,757,526	15,557,147

Transfers (Note 1)	(77,911)	(48,177)

Net Increase in Net Assets	8,679,615	15,508,970

Net Assets Available for Benefits
Beginning of year	58,559,266	43,050,296

End of year	$67,238,881	$58,559,266

See Notes to Financial Statements.

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of the Plan

The following description of the Tower Automotive Union 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers certain union employees of the subsidiaries of R.J. Tower Corporation (collectively, the “Company”). The Plan is sponsored by R.J. Tower Corporation (the “Sponsor”), the parent of the Company. Eligible employees can become participants on the first day of the month or quarter, as applicable, following the date on which the Plan’s eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant’s compensation, as defined in the Plan and as limited by the participant’s related union agreement. The Plan also allows participants to transfer funds from other qualified plans into the Plan. During the plan years ended December 31, 2004 and 2003, $77,911 and $48,177, respectively, was transferred from the Plan into other Company qualified plans.

The Company may make a matching contribution based on the participant’s contributions. This matching contribution amount is determined by collective bargaining agreements with the covered unions. The Company may also make a profit-sharing contribution as determined in accordance with the collective bargaining agreements.

Plan Operations - The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions, and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan, ensures that all government and participant reporting requirements are fulfilled, and approves all distributions from the Plan to participants.

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of the Plan (continued)

Participant Accounts - Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant’s account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contribution accounts is based on years of continuous service, as follows:

Business Unit	Matching	Profit-Sharing
Bluffton	None	None
Clinton	None	100% at all times
Corydon	100% at all times	20% per year (fully vested at five years)
Granite City — Carpenters’ Union	100% at all times	100% after three years
Granite City — UAW Local 3602	100% at all times	100% after three years
Greenville	100% at all times	None
Kendallville	100% at all times	100% after three years
Plymouth	100% at all times	100% after three years
Milan	100% at all times	100% after three years
Traverse City	100% at all times	100% after three years

Loans to Participants - Under certain conditions, a participant may obtain a loan from the Plan. A participant’s loan cannot exceed the lesser of $50,000 or one-half of the participant’s nonforfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years (15 years for purchase of a primary residence, if permitted by collective bargaining agreement). Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments, as determined by the collective bargaining unit. In-service withdrawals are also allowed under the terms of the Plan.

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of the Plan (continued)

Forfeited Accounts - Forfeited balances of terminated participants’ non-vested accounts are first used to reduce Company contributions with any remaining forfeitures being used to pay administrative expenses.

Note 2 — Summary of Accounting Policies

Basis of Accounting - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate accounts is based on the quoted market prices of the underlying assets. Investments in money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

Additions, Deductions, and Changes in Net Assets - Income and expenses are recorded as earned and incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of plan assets for the year is recorded in the statement of changes in net assets available for benefits. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan.

Administrative Expenses - Certain administrative expenses and withdrawal fees charged by the Plan’s trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 3 — Investments

The fair value of significant individual investments at December 31, 2004 and 2003 is as follows:

	2004	2003
Pooled separate account — New York Life Anchor Account	$12,773,202	$11,371,097
Mutual funds:
PIMCO Total Return Fund	4,199,534	3,905,405
AIM Basic Value Fund	6,145,428	5,425,203
Federated Capital Appreciation Fund	7,935,561	6,926,958
Oppenheimer Capital Appreciation Fund	3,764,797	3,288,994
AIM Small Cap Growth Fund	3,699,000	3,327,772
MainStay Asset Manager Fund	4,280,158	3,670,887
MainStay S&P 500 Index Fund	7,339,215	6,655,821

Note 4 — Related Party Transactions

Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Participants may elect to invest in Tower Automotive, Inc. common stock. Tower Automotive, Inc. is the parent company of the Sponsor of the Plan. See Note 8.

Note 5 — Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 6 — Tax Status

The Plan obtained its latest determination letter dated March 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, after consultation with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 — Reconciliation with Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 at December 31, 2004 and 2003:

	2004	2003
Net assets available for benefits per financial statements	$67,238,881	$58,559,266
Less contributions receivable at December 31	(115,021)	(478,818)

Net assets available for benefits per Form 5500	$67,123,860	$58,080,448

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2004:

	Employee	Employer

Contributions per financial statements	$6,284,714	$2,876,296
Less contributions receivable at December 31, 2004	(93,798)	(21,223)
Plus contributions receivable at December 31, 2003	124,437	354,381

Contributions per Form 5500	$6,315,353	$3,209,454

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 7 — Reconciliation with Form 5500 (continued)

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

	Employee	Employer
Contributions per financial statements	$6,002,638	$1,850,118
Less contributions receivable at December 31, 2003	(124,437)	(354,381)
Plus contributions receivable at December 31, 2002	114,114	2,137,671

Contributions per Form 5500	$5,992,315	$3,633,408

Contributions made after year end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on the Form 5500.

The following is a reconciliation of benefits paid per the financial statements to Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Benefits paid per financial statements	$3,261,163	$2,096,883
Less defaulted participant loans recognized in previous years on Form 5500	—	(34,045)

Benefits paid per Form 5500	$3,261,163	$2,062,838

Tower Automotive Union 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 8 – Subsequent Event

On February 2, 2005, Tower Automotive, Inc. (the Parent of the Sponsor) and its US subsidiaries, including the Company and the Sponsor (collectively “the Debtors”), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court Southern District of New York (the “Bankruptcy Court”). The Debtors are operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code (the “Bankruptcy Code”). An official committee of unsecured creditors has been appointed.

The Debtors have requested that the Bankruptcy Court approve payment of certain pre-petition liabilities including employee wages and benefits. Since the filing, all orders sufficient to enable the Debtors to conduct normal business activities, including the approval of the Debtors’ financing have been entered by the Bankruptcy Court. While the Debtors are subject to Chapter 11, all transactions of the Debtors outside the ordinary course of business will require the prior approval of the Bankruptcy Court.

These financial statements do not include any adjustments or disclosure appropriate for a terminating plan as the Sponsor has no intention nor has taken any actions necessary to terminate the Plan.

Effective February 7, 2005, participants can no longer invest in Tower Automotive, Inc. common stock. Participants have been advised by Tower Automotive, Inc. to redirect all investment amounts in Tower Automotive, Inc. common stock to other investment options.

Tower Automotive Union 401(k) Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1521832, Plan 004
December 31, 2004

(a)(b)
Identity of Issuer,
Borrower,	(c)		(e)
Lessor, or Similar	Description of Investment (Including Maturity Date,	(d)	Current
Party	Rate of Interest, Par, or Maturity Value)	Cost	Value
New York Life Trust Company	Pooled separate account — New York Life Anchor Account	*	$12,773,202
	Mutual funds:
	PIMCO Total Return Fund	*	4,199,534
	MainStay Asset Manager Fund	*	4,280,158
	AIM Basic Value Fund	*	6,145,428
	MainStay S&P500 Index Fund	*	7,339,215
	Franklin Balance Sheet Investment Fund	*	1,622,422
	AIM Small Cap Growth Fund	*	3,699,000
	Artisan Mid Cap Fund	*	2,577,222
	MainStay A MAP Fund	*	816,337
	Federated Capital Appreciation Fund	*	7,935,561
	Fidelity Advisor Value Strategies Fund	*	967,332
	Goldman Sachs Mid Cap Value Fund	*	940,578
	Oppenheimer Capital Appreciation Fund	*	3,764,797
	Artisan International Fund	*	2,853,747
	Money market account — MainStay Cash Reserves Fund	*	106,834
Tower Automotive, Inc.	Common stock — Tower Automotive, Inc.	*	2,245,003
Participants	Participant loans — Bearing interest at rates ranging from 5.00 percent to 10.50 percent	—	4,857,490

	Total investments		$67,123,860

* Cost information not required

Schedule 1	Page 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tower Automotive Union 401(k) Plan

/s/Christopher T. Hatto

DATE June 28, 2005	Christopher T. Hatto, Chief Accounting Officer of Tower Automotive, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of independent registered Public Accounting Firm